UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Blue Bird Corporation
(Name of Issuer) Common Stock par value $0.0001 per share
(Title of Class of Securities) 095306106
(CUSIP Number) December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	095306106	Page 2 of 5

1	NAME OF REPORTING PERSONS Tappan Street Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 45-2662859
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 582,500*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 582,500*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.4%*+
12	TYPE OF REPORTING PERSON IA

*As of December 31, 2017, Tappan Street Partners Fund L.P. (the “Fund”) owned in aggregate 1,165,000 warrants that were exercisable for conversion into 582,500 shares of Common Stock of the Issuer. Tappan Street Partners LLC is the investment manager of the Fund in which such warrants referred to above are held. As a result, Tappan Street Partners LLC would be deemed to possess the power to vote and dispose or direct the disposition of all the underlying shares of the warrants owned by the Fund. Thus, Tappan Street Partners LLC may be deemed to beneficially own a total of 582,500 shares.

+ Based on a total of 24,031,788Shares outstanding as of February 5, 2018, as set forth in the Issuer’s most recent Form 10-Q, filed February 7, 2018.

CUSIP No.	095306106	Page 3 of 5

Item 1(a).		Name of Issuer: Blue Bird Corporation

Item 1(b).		Address of Issuer’s Principal Executive Offices: 402 Blue Bird Boulevard Fort Valley, Georgia 31030

Item 2(a).		Name of Person Filing: Tappan Street Partners, LLC

Item 2(b).		Address of Principal Business Office or, if None, Residence:
20 West Kinzie Street, 17th Floor Chicago, IL 60654

Item 2(c).		Citizenship:
United States

Item 2(d).		Title of Class of Securities:
Common Stock, $0.0001 par value per share

Item 2(e).		CUSIP Number: 095306106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	095306106	Page 4 of 5

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 582,500*

	(b)	Percent of class: 2.4%*+

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 582,500*

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 582,500*

		(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No .	095306106	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2018

Signature:	/s/ Prasad Phatak
Name:	Prasad Phatak

TAPPAN STREET PARTNERS, LLC
Date:	February 14, 2018

By:	/s/ Prasad Phatak
Name:	Prasad Phatak
Title:	Managing Member of Tappan Street Partners LLC